

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Marilyn Miller
Principal Executive and Financial Officer
Golden Star Resource Corp.
#300-500 North Rainbow Blvd.
Las Vegas, NV 89107

  Re: Golden Star Resource Corp.
    Form 10-K for the Fiscal Year ended June 30, 2023
    Filed September 28, 2023
    File No. 000-52837

Dear Marilyn Miller:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2023

Report of Independent Registrered Public Accounting Firm, page F-3

1. We note that the audit opinion from Michael Gillespie & Associates, PLLC, covers your financial statements for the 2023 fiscal year, while indicating that your financial statements for the 2022 fiscal year were audited by other auditors.

  In order to comply with Rule 8-02 of Regulation S-X, which requires two years of audited financial statements in an annual report, you would need to either obtain permission from the predecessor independent accountant to reissue the audit report for the earlier year, or engage your current auditor to conduct a re-audit of those financial statements.

  Please make the necessary arrangements and file an amendment to your annual report to include an audit opinion or audit opinions for both fiscal years.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Mark Wojciechowski at 202-551-3759 or John Cannarella at 202-551-3337 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation